111 East Kilbourn Avenue Suite 2600 Milwaukee, WI 53202 T (414) 290-0190

April 4, 2019

Office of Transportation and Leisure

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	REV Group, Inc.

Form 10-K for the Fiscal Year Ended October 31, 2018

Filed December 19, 2018

File No. 001-37999

Dear Ms. Clark and Mr. Mew:

This letter is submitted on behalf of REV Group, Inc. (the “Company”) in response to the comments from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated March 25, 2019, with respect to the Company’s above-referenced Form 10-K (the “Form 10-K”). For convenience, these comments are reproduced below in italics, followed by the Company’s responses.

Form 10-K for the Fiscal Year Ended October 31, 2018 General

1.	You state on page 8 of the 10-K that in 2017 you established a joint venture with Chery Holdings Group to manufacture RVs, ambulances and other specialty vehicles, to be sold in China and internationally through Chery’s existing distribution network. We are aware of news reports indicating that Chery has shipped vehicles to North Korea and Sudan and has a facility in Syria. Please tell us whether the joint venture has sold or anticipates selling vehicles into those countries.

Response:

The Company respectfully acknowledges the Staff’s comment and confirms that its joint venture with Chery Holdings Group (Anhui Chery REV Specialty Vehicle Technology Co., Ltd.) has not sold, and as a result of contractual provisions and the governance structure of the JV will not sell, any vehicles into North Korea, Sudan or Syria.

Item 1A. Risk Factors

Risks Relating to Our Business

A failure of a key information technology system or a breach of our information security could adversely impact our ability..., page 23

2.	We note that you have halted the implementation of a company-wide enterprise resource planning system. We further note from your October 31, 2017's Form 10-K on page 26 that any inability to successfully manage the implementation of such system could adversely affect your operating results. Please provide further detail on your decision to halt implementation of the system including any costs recognized in your financial statements as a result.

Response:

The Company respectfully acknowledges the Staff’s comment and notes that it decided to suspend implementation of the enterprise resource planning system primarily because the initial design of the system was not adequately meeting the Company’s business needs in terms of operational efficiencies and administrative processes. In this regard, and as noted in the Form 10-K, the Company is currently assessing different options to better meet its business needs. The decision to suspend implementation of the system did not result in the Company incurring significant costs and did not adversely affect the Company’s operations, including its ability to report accurate, timely and consistent financial results; its ability to purchase raw material from and pay its suppliers; and its ability to deliver products to customers on a timely basis and to collect its receivables from them.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 57

3.	Your disclosure indicates that you evaluated the effectiveness of your disclosure controls and procedures as of October 31, 2017. Given that your 10-K is the for the fiscal year ended October 31, 2018, please file an amended 10-K/A to reflect the correct date for the evaluation.

Response:

The Company respectfully acknowledges to the Staff that it inadvertently used the incorrect date in the first paragraph of Item 9A in the Form 10-K. As requested by the Staff, the Company is filing on the date of this letter an amendment to the Form 10-K which includes the correct date of October 31, 2018, as noted in the response to comment 4 below.

Exhibit 31.1 and 31.2, page 1

4.	We note that paragraph 4 of exhibits 31.1 and 31.2 is missing the introductory language referring to internal control over financial reporting as set forth in Item 601(b)(31) of Regulation S-K. Please refile a form 10-K/A containing full Item 9A disclosure as well as your financial statements. Exhibits 31.1 and 31.2 in your January 31, 2019 10-Q should be similarly revised with full Item 4 disclosure and financial statements.

Response:

The Company respectfully acknowledges to the Staff that it inadvertently omitted the referenced introductory language in paragraph 4 from the certifications filed as Exhibits 31.1 and 31.2 to the Form 10-K, and that it made the same inadvertent omission from the certifications filed as Exhibits 31.1 and 31.2 to the Company’s Form 10-Q for the quarterly period ended January 31, 2019 (the “Form 10-Q”). As discussed with members of the Staff, the Company is filing on the date of this letter an abbreviated amendment to the Form 10-K (the “Form 10-K/A”) containing full Item 9A disclosure and revised certifications containing the introductory language in paragraph 4 of Exhibits 31.1 and 31.2. The Company is also filing on the date of this letter an abbreviated amendment to the Form 10-Q (the “Form 10-Q/A”) containing similarly revised certifications. The Company is omitting the financial statements from the Form 10-K/A and the Form 10-Q/A, as discussed with members of the Staff in view of the guidance in the Commission’s Compliance & Disclosure Interpretations for Regulation S-K, No. 246.13.

Please feel free to contact me at (414) 290-0193 should you require any further information or clarification, or have any questions.

Sincerely,

/s/ Dean Nolden

Dean Nolden

Chief Financial Officer

REV Group, Inc.

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